SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM will have its own office in Hong Kong

A back office will help the growth of the company’s business in Asia

São Paulo, July 28, 2010 – TAM (BM&FBOVESPA: TAMM4 and NYSE: TAM) is going to open a back office in Hong Kong by the end of this year to promote the growth of its activities in Asia. The company currently has representative offices in South Korea, India, Japan, Thailand and Taiwan. Its new commercial structure will also include a management office in China (Beijing and Shanghai) and in Japan (Tokyo).

TAM serves several destinations in the Asian Continent by codeshare agreements. According to TAM’s Commercial and Planning Vice-President, Mr. Paulo Castello Branco, the company’s revenue in the Asian market is expected to increase over the next years, based on the new structure in Asia and its local representatives’ effort, as well as TAM’s entry into the Star Alliance.

The activities to be carried out in Hong Kong will be managed by Mr. Thierry Curey, currently business manager in Europe. The new office will be the third international back office, besides similar facilities in Europe (Madrid) and in the United States (Miami).

The business structure that TAM adopted is part of its expansion strategy in the international market. In addition to the back offices, the company has representative offices in markets not served by its own flights, also called offline bases.

“We firmly believe in our business model. We had 18 offline bases out of Brazil in the end of 2009 and are now present in 51 markets in Europe, Asia and the Middle East, in addition to the offices in countries served by our own flights”, says Castello Branco.

Sobre a TAM: (www.tam.com.br)

Somos membros da Star Alliance, lideramos o mercado doméstico desde 2003 e fechamos o mês de junho de 2010 com 42,9% de market share no mercado doméstico e com 86,5% de market share no mercado internacional. Voamos para 44 cidades do Brasil. Com os acordos comerciais firmados com companhias regionais, chegamos a 88 destinos diferentes do território nacional. As operações para o exterior abrangem vôos diretos para 18 destinos nos Estados Unidos, Europa e América do Sul: Nova York, Miami e Orlando (EUA), Paris (França), Londres (Inglaterra), Milão (Itália), Frankfurt (Alemanha), Madri (Espanha), Buenos Aires (Argentina), La Paz, Cochabamba e Santa Cruz de la Sierra (Bolívia), Santiago (Chile), Assunção e Ciudad del Este (Paraguai), Montevidéu (Uruguai), Caracas (Venezuela) e Lima (Peru). Além disso, mantemos acordos de codeshare que permitem o compartilhamento de assentos em vôos com companhias internacionais, possibilitando ao passageiro viajar para outros 78 destinos nos EUA, América do Sul e Europa. A Star Alliance, por sua vez, oferece voos para 1.172 aeroportos em 181 países. A TAM é pioneira no lançamento de um programa de fidelização para companhia aérea no Brasil. A partir de 01 de janeiro de 2010, o programa TAM Fidelidade começou a ser gerenciado pelo Multiplus Fidelidade, que atualmente possui 6,9 milhões de membros e já distribuiu 10,6 milhões de bilhetes aéreos por meio do resgate de pontos.

Investor Relations: Phone: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ir	Press Agency Contact: Media Relations www.tam.com.br www.taminforma.com.br MVL Comunicação Phone: (55) (11) 3594-0336 / 0302 / 0303 / 0304 / 0306 equipetam@mvl.com.br

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 02, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.